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SEC Mail Processing Section

FEB 04 2019

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Harbor Drive, Suite 117

(No. and Street)

Sausalito,	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Phillip Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

MARTIN KONOPASKI
COMM. # 2234924
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

MARTIN KONOPASKI
COMM. # 2234924
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2022

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me on this 19th day of Jan 2019,
by Philip Leung proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Equity Owner of Montrose Securities International:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montrose Securities International (the "Company") as of October 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc

Alvarez & Associates, Inc

We have served as the Company's auditor since 2018.
Northridge, California
January 25, 2019

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED OCTOBER 31, 2018

Assets		
Cash	$	764,480
Cash segregated under Federal and other regulations		52,069
Accounts receivable		38,943
Marketable securities, at market		674,945
Furniture and equipment, net		2,364
Total Assets	$	1,532,801

Liabilities and Shareholder's Equity

Liabilities		
Payables	$	651
Income taxes payable		5,959
Total Liabilities		6,610
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in-capital		870,000
Retained earnings		626,191
Total Shareholder's Equity		1,526,191
Total Liabilities and Shareholder's Equity	$	1,532,801

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

YEAR ENDED OCTOBER 31, 2018

Commission Income	$	1,055,515
Operating Expenses		
Commission expense		436,015
Employee compensation and benefits		359,309
Communication		11,651
Occupancy		43,084
Professional fees		26,220
Other operating expenses		145,958
Total Operating Expenses		1,022,237
Income (Loss) from Operations		33,278
Other Income (Expenses)		
Interest and dividend income		45,256
Net investment gains (losses)		(30,018)
Total Other Income (Expenses)		15,238
Net Income before Provision for Income Tax		48,516
Provision for Income Tax		6,970
Net Income	$	41,546

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	$ 30,000	$ 870,000	$ 584,645	$ 1,484,645
Net Income	--	--	41,546	41,546
Balance - Ending	$ 30,000	$ 870,000	$ 626,191	$ 1,526,191

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2018

Cash Flow from Operating Activities:		
Net income	$	41.546
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		370
Changes in operating assets and liabilities:		
Cash segregated under Federal and other regulations		(120)
Accounts receivable		52,475
Marketable securities, at market		375,475
Deposits		9,455
Payables		104
Income taxes payable		4,734
Net Cash Provided by Operating Activities		484,039
Cash and Cash Equivalents - Beginning of Year		280,441
Cash and Cash Equivalemts - End of Year	$	764,480
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	--
Income taxes paid	$	2,236

The accompanying notes are an integral part of these financial statements

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Montrose Securities International (the "Company) was incorporated in the State of California on November 22, 1993. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company trades in international and domestic equities, mutual funds, and exchange traded funds. The Company maintains a correspondent brokerage relationship with several broker/dealers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable consist of commissions receivable, which are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on trade date basis.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $52,069 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

NOTE 3 – MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market consist of mutual funds, exchange traded funds, and common stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At October 31, 2018, these securities are carried at their fair market value of $674,945. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gains (losses) of ($30,038).

NOTE 4 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture	$	44,599	7
Computers		37,261	5
Office equipment		15,421	5
Total		97,281	
Less: accumulated depreciation		94,917	
Furniture and equipment, net	$	2,364	

There was $370 of depreciation expense for the year ended October 31, 2018.

NOTE 5 – INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	1,885
State		5,085
Total income tax expense (benefit)	$	6,970

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of October, 31 2018.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of October 31, 2018.

NOTE 6 – FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stocks and exchange traded funds	$ 588,415	$ 588,415		
Mutual funds	$ 86,530	$ 86,530	$ --	$ --
Total Value of Securities	$ 674,945	$ 674,945	$ --	$ --

Liabilities	Fair Value	Level 1	Level 2	Level 3
Total	$ --	$ --	$ --	$ --

Level 1 fair value measurement values are based on the closing unadjusted quoted values on The Company's account statement at October 31, 2018.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for office space under a non-cancellable lease which commenced on May, 2016 and expires on April 30, 2019.

Total rent expense for the year ended October 31, 2018 was $43,084.

Future minimum lease payments under the Company's non-cancelable operating lease at October 31, 2018 are as follows:

2019	$	21,340
	$	21,340

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended October 31, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at October 31, 2018 or during the year then ended.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING STANDARDS UPDATE 2014-09

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning November 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The Company will provide additional disaggregation of revenue in accordance with ASU 2014-09.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

ACCOUNTING STANDARDS UPDATE 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company is currently reviewing the impact of the new reporting requirements under ASU 2016-02 and will adopt the provisions of this guidance for fiscal years beginning November 1, 2019, and interim periods therein.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2018, the Company had net capital of $1,451,899 which exceeded required net capital of $250,000 by $1,201,899. The Company's ratio of aggregate indebtedness to net capital was 0:01 to 1 on October 31, 2018, which was less than the maximum ratio of 15 to 1.

NOTE 12 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $(17,142) between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited FOCUS part IIA			$	1,469,041
Adjustments:				
Retained earnings	$	(7,546)		
Non-allowable assets		1,587		
Haircuts on other securities		(11,183)		
Total adjustments				(17,142)
Net capital per audited statement			$	1,451,899

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

AS OF OCTOBER 31, 2018

There is a difference of $(17,142) between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated October 31, 2018. (See Note 12).

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	870,000	
Retained earnings	626,191	
Total shareholder's equity		$ 1,526,191
Less: Non-allowable assets		
Furniture and equipment, net	2,364	
Total non-allowable assets		2,364
Net capital before haircuts		1,523,827
Less: Haircuts on securities		
Haircuts on marketable securities	71,928	
Total haircuts on securities		71,928
Net Capital		1,451,899
Computation of basic net capital requirement		
Minimum net capital requirement:		
6 2/3 percent of net aggregate indebtedness	$ 441	
or minimum dollar net capital requirement	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 1,201,899
Ratio of aggregate indebtedness to net capital		0.01:1

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF OCTOBER 31, 2018

There are no material differences between the following computation and the Company's corresponding unaudited part II of Form X-17A-5 as of October 31, 2018.

Credit Balances		
Free credit balances and other credit balances in customers' security		
Customer payable		
Total credits	$	--
Debit Balances		
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursualt to Note E, Exhibit A, Rule 15c3-3		
Total debits	$	--
Reserve Computation		
Excess of total debits over total credits	$	--
Amount held on deposit in reserve account at October 31, 2018	$	52,069
Amount in excess of reserve requirement	$	52,069

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

AS OF OCTOBER 31, 2018

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE IV-INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF OCTOBER 31, 2018

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Montrose Securities International
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended October 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Equity Owner of Montrose Securities International:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Montrose Securities International identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montrose Securities International claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Montrose Securities International stated that Montrose Securities International met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2018, without exception. Montrose Securities International's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc

Northridge, California
January 25, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Montrose Securities International

3 Harbor Drive, Suite 117
Sausalito, CA 94965

Tel: 415-331-9955

Assertions Regarding Exemption Provisions

We, as members of management of Montrose Securities International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the most recent fiscal year ending October 31, 2018.

Montrose Securities International

By:

(Phillip Leung, President)